Multisys Language Solutions, Inc

8045 Dolce Volpe Avenue

Las Vegas, Nevada 89178

Via Electronic Submission through EDGAR

    October 21, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail-Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mark P. Shuman

RE:

Multisys Language Solutions, Inc.

Preliminary Information Statement on Schedule 14A

Filed September 29, 2010

File No.  000-53632

Dear Mr. Shuman,

This cover letter is being filed on EDGAR in response to the Staff’s comment letter to us, dated October 8, 2010, in connection with our above referenced Preliminary 14A filing on September 29, 2010.   Responses to the comments contained in the comment letter follow the response number below.  All references to sections and page numbers refer to the amended preliminary schedule 14A we will be filing, unless indicated otherwise.

1.

We have included disclosure within Proposal No. 1, section “Authority, Approvals of the Transaction” on page 15 as to what is required of Holms Energy, LLC, for the approval of the sale of their assets and what actions will be taken.  Holms Energy, LLC, is a private Nevada entity and is controlled by two managing members (or Managers), Val M. Holms and Mari Holms.  The Managers provided Multisys Language Solutions, inc. with a copy of their Articles of Organization which states, in part:

4.3

POWERS OF MANAGERS. The Managers are authorized on the Company's behalf to make all decisions as to (a) the sale, development lease or other disposition of a portion or all the Company's assets… In the exercise of their management powers, the Managers are authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, option to purchase assets agreements, asset sale agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets;….

4.4

CHIEF EXECUTIVE MANAGER. The Chief Executive Manager shall have primary responsibility for managing the operations of the Company and for effectuating the all decisions of the Managers and the legal authority to execute any and all contracts or agreements defined in Section 4.3.

Based on the Articles of Organization of Holms Energy it is clear that the Managers have the full right and authority to make decisions on the sale of assets held by Holms Energy, LLC.  The only action required by Holms Energy, LLC, for this sale of assets involves the Asset Purchase Agreement being executed by the two Managing Members following the conversion of the option agreement that Multisys has entered into with Holms Energy, LLC, which was also executed by the managing members of Holms Energy, LLC.

The issuance of 40 million shares in the proposed transaction will be exempted from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.  This exemption will be available because the members of Holms Energy, LLC will be provided with copies of our Form 10-K filed on March 31, 2010 and our Form 10-Q for the quarter ended March 31, 2010, our Form 10-Q for the quarter ended June 30, 2010 filed on May 19, 2010 and a copy of our definitive Schedule 14A.  In addition they will each sign investor representation letters indicating that they are sophisticated investors who have the experience and resources to assess the valuation of the transaction and undertaking not to sell their shares without an applicable exemption from registration.

2.

We have taken your recommendation to file a Form 8-K in regards to disclosing the option agreement entered into by the company.  We previously did not disclose information on this option agreement with Form 8-K because we did not consider the option agreement to be a definitive agreement since it is an option to purchase assets and not an asset purchase agreement and the consummation of the option is contingent upon completion of a private placement.

We have now also included the option agreement as Appendix C to the amended preliminary 14A.  The Appendices include:

Appendix A-  Amended 2008 Stock Option Plan (Page 59)

Appendix B-  Proposed Amended Articles of Incorporation (Page 66)

Appendix C-  Option to Purchase Assets (Page 69)

Appendix D- Extensions of Options (Page 118)

3.

We have added additional disclosure to the Terms of Transaction section on page 6, as well as in the Pro Forma Financial Statements starting on page 8 about how the consideration in the transaction was valued.

4.

We have expanded our disclosure in the Terms of the Transaction section on page 6 to provide a materially complete description of the properties relating to the oil and gas production royalty rights subject to purchase in the transaction.  We have also included a section on page 10 of the Geology of the Bakken Formation where the acreage involved in the transaction is located, including maps of the area.

We disclose the total amount of royalties that burden the relevant land in the Description of Property section, page 13.

We have included a description of the material terms of the 14 leases starting on page 13.

5.

We have included disclosure on page 15 to explain the reasons and material factors considered by the Board of Directors to enter into the transaction and recommend the shareholders vote for the proposal.  No fairness opinion was prepared in connection with the transaction.  Our board of directors did consider, as part of their due diligence two reports on the mineral rights but we have decided not to include those in our proxy statement as they could be possibly be deemed too promotional.

6.

We discuss the risks if we are unable to satisfy the closing conditions and the likelihood that we will be able to meet those conditions in the section entitled Option on Assets of Holms Energy, LLC on page 10.  The private placement has been undertaken pursuant to the exemption from registration based on Rule 506 of Regulation D of the Securities Act of 1933, as amended.  We are not engaging in any general solicitation or advertising with regard to this private placement, we are providing all potential investors with a private placement memorandum and a copy of our Form 10-K for the year ending December 31, 2009, our Form 10-Q’s for the periods ending March 31, 2010 and June 30, 2010, the purchasers will receive restricted securities, the company is available to answer questions by prospective purchasers, and there will be fewer than 35 non-accredited sophisticated investors.  A form D will be filed on EDGAR within 15 days after the closing occurs.

7.

There is an informal agreement between Multisys and Holms Energy concerning changes in the board of directors of Multisys after the completion of the transaction, pursuant to which the directors of Multisys will appoint as new directors the nominees of Holms Energy and will then resign.  We disclose this information in the Change of Control section on page 15.  We have added disclosure about the director nominees of Holms Energy under the sections entitled Information about the Directors and Executive Officers of Multisys After Change in Control, and in Business Experience of Likely New Directors and Management both starting on page 18. We have also added information relating to the officer and directors of Multisys on page 16.

8.

 We have added a statement about the fact that the Proposal 1 is contingent on the approval of Proposal 2 on page 50 and also on the proxy card.

9.

We have expanded our disclosure under the section entitled Past Contacts, Transactions or Negotiations on page 6.

10.

We have added pro forma financial statements of Multisys assuming the closing of the asset purchase transaction starting on page 7.

We acknowledge the company is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission horn taking any action with respect to the filing, and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (702) 499-3990 or our securities counsel, Michael R. Espey at (206) 860-6022 should you have any questions, comments, or responses about the contents of this letter.  Our company fax number is (702) 685-8887.

Sincerely,

/s/ Janelle Edington

Janelle Edington

President & Chief Executive Officer

Multisys Language Solutions, Inc.